

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via E-mail</u>
Michael D. Pruitt
Chairman, President, and Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

> **Re: Chanticleer Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 10, 2012**
> **File No. 1-35570**

Dear Mr. Pruitt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K filed September 10, 2012</u>

<u>Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review</u>

1.   Please tell us the facts and circumstances that caused you to determine that the financial statements for the fiscal year ended December 31, 2011 and the interim periods ended March 31, 2012 and June 30, 2012 could no longer be relied upon. In light of such non-reliance, please tell us how you were able to initially determine that such revenue amounts previously reported are accurate and that no funds were misappropriated.   In addition, please tell us the procedures you will perform in your detailed review of the accounting regarding your South Africa Operations.

2.   We note that the majority of your total assets and revenues, which are comprised of your South Africa Operations, were audited by other auditors. Please tell us the procedures

performed by your independent registered public accounting firm as to the reliance on the audits of such other auditors

3.   In light of the non-reliance on previously issued financial statements, please tell us what consideration you have given to the conclusions indicating that you had effective internal control over financial reporting at December 31, 2011 and effective disclosure controls and procedures at June 30, 2012 and December 31, 2011.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call the undersigned at 202.551.3573.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant